United States securities and exchange commission logo





                             September 22, 2022

       Benjamin Sullivan
       Executive Vice President, General Counsel and Corporate Secretary Diversified Energy Co PLC
       1600 Corporate Drive
       Birmingham, Alabama 35242

                                                        Re: Diversified Energy
Company plc
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted September
2, 2022
                                                            CIK No. 0001922446

       Dear Mr. Sullivan:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 16, 2022 letter.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Prospectus Summary
       Recent Developments, page 11

   1. With regard to your announced acquisition of certain upstream assets in the Central
                                                        Region, we note your
statement that "Based on our management's estimates of PDP
                                                        reserves and NYMEX
strip pricing, the purchase price represents an approximately PV17 valuation." Please
revise your disclosure to explain the meaning of a "purchase price that represents an
approximately PV17 valuation" in plain English.
   2. You disclose that in August, you amended and restated the credit agreement governing
 Benjamin Sullivan
FirstName
DiversifiedLastNameBenjamin  Sullivan
           Energy Co PLC
Comapany 22,
September  NameDiversified
               2022        Energy Co PLC
September
Page 2     22, 2022 Page 2
FirstName LastName
         your Credit Facility by entering into the Amended and Restated Revolving Credit
         Agreement, dated as of August 2, 2022. You further disclose that the amendment enhances the alignment with your stated ESG initiatives by including sustainability performance targets similar to those included in the ABS V Notes. We note a press release on your website that lists three sustainability-linked performance targets ("SPTs") related to this credit agreement: Greenhouse gas emissions (GHG) intensity reduction targets
         (Scope 1 & 2); Asset Retirement targets above current levels; and Safety-related performance targeting a decrease in Total Recordable Incident Rate ("TRIR"). Please disclose the SPTs you are to achieve, the measurement period, and any financial and/or structural characteristics of your credit agreement that vary depending on whether achieve your SPTs. Please also disclose whether you or a third-party will assess your performance and confirm that any such assessment will be made publicly available. Summary Consolidated Financial and Other Data
Total Operating Cost per Boe, page 20

3. We note the revision you made in response to prior comment 2. Based on the presentation on page 20, it appears that further revision to the title of the non-IFRS measure is necessary as the calculation results in a Total Adjusted Operating Cost per Boe.
Liquidity and Capital Resources
Debt, page 82

4. We note your disclosure on pages 83-85 that based on whether certain performance metrics are achieved, each of ABS I, ABS II, ABS III, ABS IV and ABS V are required to apply up to 100% of excess cash flow to pay down additional principal, with the remaining proceeds remaining with you. Please disclose these performance metrics, and explain the criteria or process that determines what level of excess cash you will be required to use to pay down additional principal, and how often or at what interval such performance metrics will be assessed and whether you or a third-party will assess your performance and whether any such assessment would be publicly available.
5. You disclose that in connection with the issuance of the ABS III and ABS IV Notes, you retained an independent international provider of ESG research and services to provide
         and maintain a    sustainability score    with respect to Diversified
Energy Company plc and
         to the extent such score is below that which was received at the initial issuance of the ABS
         III and ABS IV Notes as of any determination date, the interest payable with respect to the subsequent interest accrual period will increase by five basis points. Please also discuss what is a "determination" date and explain how often your sustainability score" will be updated with the possibility to increase your interest payable. Please also disclose where
         your    sustainability score" and any updates to such score will be made publicly available
         for investors to evaluate.
6. We note disclosure of a second party opinion received from a third-party that certified the terms of the ABS V Notes as being aligned with the framework for sustainability-linked
 Benjamin Sullivan
Diversified Energy Co PLC
September 22, 2022
Page 3
      bonds of the International Capital Markets Association (   ICMA"). You
further disclose,
      among other items, the selection of key performance indicators (   KPIs
), (2) the
      calibration of SPTs, (3) variation of bond characteristics depending on whether the KPIs meet the SPTs, and (4) regular reporting of the status of the KPIs and whether SPTs have been met. In terms of sustainability performance targets that you must achieve, you disclose that you must achieve, and have certified by April 28, 2027 (1) a reduction in
      Scope 1 and Scope 2 greenhouse gas emissions intensity to 2.85 metric tons of carbon dioxide equivalent per million cubic feet of natural gas equivalent (
MT CO2e/MMcfe   )
      and/or (2) a reduction in Scope 1 methane emissions intensity to 1.12 MT CO2e/MMcfe.
      For each SPT that you fail to meet, or have certified by an external verifier that you have met, by April 28, 2027, you disclose that the interest rate payable with respect to the ABS
      V Notes will be increased by 25 basis points. Please revise to define "SPT." Please also disclose where you intend to make publicly available for investors to evaluate the regular reporting of the status of your KPIs and whether your SPT's have been met.

      Additionally, please disclose where your second party opinion is publicly available, and confirm that the ultimate independent verification of SPT performance by an external reviewer will be made publicly available.
        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon
Buskirk, Staff Accountant, at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at
202-551-4727 or John Hodgin, Petroleum Engineer, at 202-551-3699 with questions about engineering comments. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-
6548 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.



                                                           Sincerely,
FirstName LastNameBenjamin Sullivan
                                                           Division of
Corporation Finance
Comapany NameDiversified Energy Co PLC
                                                           Office of Energy &
Transportation
September 22, 2022 Page 3
cc:       Ryan J. Lynch, Esq.
FirstName LastName